Mail Stop 4628

                                                          October 25, 2018

Via E-mail
Arkady Volozh
Chief Executive Officer
Yandex N.V.
Schiphol Boulevard 165
Schiphol 1118 BG, The Netherlands

       Re:    Yandex N.V.
              20-F Fiscal Year Ended December 31, 2017
              Filed March 27, 2018
              File No. 1-35173

Dear Mr. Volozh:

        We refer you to our comment letter dated September 25, 2018, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Barbara Jacobs
       Assistant Director
       Division of Corporation Finance

       Roman Krupenin
       Legal Counsel
       Yandex N.V.

       Timothy J. Corbett
       Morgan, Lewis & Bockius UK LLP